EXHIBIT (c)(iv)

2022-23 Budget Update

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of natural disasters, epidemics and geopolitical events, such as the novel coronavirus (COVID-19) pandemic and the Russia-Ukraine conflict;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(c)(iv)-1

2022-23
BUDGET UPDATE

Acknowledgement of First Nations People

The Queensland Government respectfully acknowledges the First Nations peoples in the state of Queensland, and acknowledges the cultural and spiritual connection that Aboriginal and Torres Strait Islander people have with the land and sea. We respectfully acknowledge Aboriginal people and Torres Strait Islander people as two unique and diverse peoples, with their own rich and distinct cultures, resilience and strengths.

We specifically acknowledge the unique history and cultural heritage of Aboriginal and Torres Strait Islander people as the First Peoples of Australia. We pay our respects to Elders past and present. We are dedicated to the inclusion of cultural knowledge and values as critical factors in the development, implementation and evaluation of strategies and actions to support First Nations people.

© The State of Queensland (Queensland Treasury) 2022

This publication is protected by the Copyright Act 1968

This document is licensed by the State of Queensland (Queensland Treasury) under a Creative Commons Attribution (CC BY 4.0) International licence.

In essence, you are free to copy, communicate and adapt this publication, as long as you attribute the work to the State of Queensland (Queensland Treasury).

Content from the 2022–23 Budget Update should be attributed to:© The State of Queensland (Queensland Treasury) 2022–23 Budget Update.

The Queensland Government is committed to providing accessible services to Queenslanders from all cultural and linguistic backgrounds. If you have difficulty in understanding this publication, you can contact us on telephone (07) 3035 3503 and we will arrange an interpreter to effectively communicate the report to you.

    2022–23 BUDGET UPDATE

CONTENTS

Foreword	2

Overview	3

Our Economic Strategy	4

Economic Overview	5

External conditions	6

Queensland conditions	7

Labour market	11

Fiscal Overview	14

Net operating balance	14

Revenue	15

Expenses	21

Balance sheet	22

Intergovernmental Financial Relations	24

Government Fiscal Principles	25

Uniform Presentation Framework	28

Economic and Revenue Assumptions	37

Key Fiscal Aggregates	40

FOREWORD

The 2022–23 Budget Update shows the fundamentals of the Queensland budget and economy are strong, despite a backdrop of international uncertainty.

This Update reinforces Queensland’s world leading response to the COVID–19 pandemic.

Queensland’s economy grew 4.4 per cent in 2021- 22 – stronger than national GDP growth of 3.6 per cent over this period.

Queensland’s exceptional jobs growth has also continued, with employment in Queensland in October 2022 being 209,200 persons, or 8.2 per cent, higher than its pre–COVID level.

This is the strongest jobs growth of any jurisdiction over that period, in both percentage and absolute terms.

Nonetheless, the challenges ahead are daunting.

Geopolitical instability poses a threat to continued growth.

Queensland will not be spared from the continued ripples of conflict in Europe that reverberate around the world.

The IMF has downgraded its global economic growth forecasts. In its October World Economic Outlook, it stated: “Risks to the outlook remain unusually large and to the downside.”

Domestically, a tight labour market and the floods earlier this year have constrained supply chains and contributed to higher inflation.

Forecast inflation for 2022–23 has been revised up to 5 3/4 per cent from the 3 3/4 per cent at Budget, while wages growth is also expected to be slightly higher.

Against those changing circumstances, our government remains focused on economic growth and job-creation.

Factors including the ongoing conflict in Ukraine, global inflation and geopolitical instability mean that the record $5.18 billion surplus for 2022–23 in today’s Update may well be the high-water mark in the current economic cycle.

In that environment, our priority is to reinvest in building a resilient Queensland while maintaining the strength of our fiscal buffers.

While constraints on the labour market pose some challenges, they reflect the record low unemployment Queensland is currently enjoying, with a seasonally adjusted rate of 3.3 per cent in October, its equal lowest rate on record.

That we have been able to achieve this while thousands of people continue to flock to Queensland from southern states shows the level of confidence in our economy.

The record coal prices being enjoyed by mining companies are delivering for Queenslanders through our new bipartisan progressive royalty tiers.

That allows us to reinvest every dollar of those new royalties in regional Queensland, supporting good jobs and better services across the state.

Ongoing solid economic growth is expected in 2022–23 and 2023–24.

However, with the domestic economy operating close to capacity and in the context of rising interest rates as well as a weaker global outlook, further strengthening in economic growth is likely to be limited in the short term.

International economic conditions have deteriorated since the 2022–23 Queensland Budget, while high global energy prices are expected to persist in 2023.

Combined, these factors are expected to adversely affect demand for the volume of Queensland commodity exports, particularly coal.

Coal prices are also unlikely to remain at these inflated levels and unemployment is likely to rise next year.

But the outlook for Queensland’s new and emerging industries is positive.

Our traditional resources, agriculture and manufacturing sectors continue to perform well.

Investments in renewable energy and green hydrogen will build a foundation for the development of more energy intensive industries in the future.

This is a key plank in our plan to build future prosperity and growth across the entire state by focussing on three objectives: good jobs; better services; and protecting our great lifestyle.

This 2022–23 Budget Update also outlines targeted investments across the state, including a:

•	$3 billion long–term asset held by the Consolidated Fund, dedicated to future infrastructure in regional Queensland; and

•	$1 billion equity contribution into government-owned corporations to support priority regional infrastructure projects.

These are in support of our $62 billion Queensland Energy and Jobs Plan, announced in late September, and its provisioning of common user infrastructure to support the minerals industry as well as direct support to coal communities.

These infrastructure investments build on our $59.126 billion 4–year infrastructure commitment announced in the 2022–23 Budget.

Given our current fiscal position and investments for the future, Queensland is well prepared to face the global challenges ahead of us.

The Honourable Cameron Dick MP

Treasurer

Minister for Trade and Investment

2    2022–23 BUDGET UPDATE

OVERVIEW

The 2022–23 Budget Update incorporates the changes to the state’s economic and fiscal position since the 2022–23 Queensland Budget.

The fundamentals of the budget and economy remain strong with highlights including the state recording:

•	economic growth of 4.4 per cent in 2021-22 – stronger than national GDP growth of 3.6 per cent over this period

•	unemployment rate falling substantially to be below 4 per cent since June 2022, while the annual rate of inflation in Brisbane reached 7.9 per cent in September quarter 2022

•	employment in October 2022 is 209,200 persons (or 8.2 per cent) above its pre-COVID level of March 2020. This is the strongest jobs growth of any state or territory, in both absolute and percentage terms

•	General Government Sector net operating surplus of $5.18 billion for 2022–23, which is an improvement of over $6 billion (compared to the $1 billion deficit projected at the 2022–23 Queensland Budget) and largely driven by higher coal and petroleum royalties arising from higher-than-expected, but temporary, global coal and oil prices

•	General Government Sector net debt estimated to be $14.534 billion by 30 June 2023, which is over $5.238 billion lower than projected in the 2022–23 Queensland Budget.

The Queensland Government is looking to the future, with a clear plan to build future prosperity and growth across the state by focussing on 3 objectives: good jobs; better services; and protecting our great lifestyle.

The performance of the state’s economy has been characterised by strong growth in domestic activity and a substantial tightening in labour market conditions, with rising inflation.

Ongoing solid economic growth is expected in 2022–23 and 2023–24. However, with the domestic economy operating close to capacity and in the context of increasing interest rates and a substantially weaker global economic outlook, any further strengthening in economic growth is likely to be limited in the short term.

General Government Sector revenue in 2022–23 is estimated to be $7.041 billion higher than in 2021–22 and $7.340 billion higher than estimated at the time of the 2022–23 Queensland Budget.

The improved outlook reflects a combination of factors impacting on the state’s key revenues of taxes, royalties, and GST.

The unprecedented surge in global coal prices since mid-2021 has seen the value of Queensland’s coal exports increase significantly to record levels. Australian Bureau of Statistics (ABS) data shows the value of Queensland coal exports in 2021–22 almost tripled, up 190 per cent compared with the previous year, growing by $47.1 billion to a record $71.8 billion.

The new progressive coal royalty rates, which were introduced on 1 July 2022, are estimated to generate additional royalty revenue of around $3 billion in 2022–23. The revenue raised from coal royalties helps enable the delivery of essential services and provision of critical social and economic infrastructure to meet the needs of Queenslanders across all regions of the state.

This Update incorporates targeted investments across the state, including a $3 billion long–term asset held by the Consolidated Fund, dedicated to future infrastructure in regional Queensland.

Underpinning this investment is a $1 billion equity contribution to government-owned corporations that will also support priority regional infrastructure projects.

Additional investments from the coal royalties uplift will support the Queensland Energy and Jobs Plan and provide common user infrastructure to assist the minerals industry, as well as coal communities.

By delivering on a clear fiscal strategy, underpinned by the Charter of Fiscal Responsibility, the government remains on track to return the budget to surplus over the forward estimates and to stabilise the net debt burden over the medium term.

The significant public infrastructure investment program outlined in the 2022–23 Queensland Budget has been supplemented by the investment outlined in the Queensland Energy and Jobs Plan. This infrastructure investment is expected to remain a major driver of economic growth and job creation, with the capital program reaching $64 billion in the 4 years to 2025–26.

OUR ECONOMIC STRATEGY

Delivering more jobs in more industries

The Queensland Government is continuing to leverage the momentum of its nation-leading response to the COVID–19 pandemic to drive economic growth and job creation across the state.

Queensland’s economy grew 4.4 per cent in 2021-22 – stronger than national GDP growth of 3.6 per cent over this period. Queensland also continues to lead the nation in job creation, with 209,200 more people employed in Queensland in October 2022 than at the start of the pandemic. Queensland’s unemployment rate fell to 3.3 per cent in October 2022, its equal lowest rate on record.

The government’s economic strategy is driving the creation of good, secure jobs in Queensland’s traditional and emerging industries including in new energy, new economy minerals, advanced manufacturing, biomedical products, agriculture, tourism, research and education services, and creative and design industries.

By focussing on the economic settings and enablers that will enhance Queensland’s competitiveness, the strategy is supporting industry, business, communities and workers to realise opportunities in global shifts, including the transition to a lower emissions global economy. These settings will drive innovation, entrepreneurship and job creation across the state.

The Queensland Energy and Jobs Plan is a centrepiece of the government’s strategy to drive Queensland’s competitiveness in the decades ahead. It outlines Queensland’s pathway to a clean, reliable and affordable energy system that will provide power for generations and be a platform for strong economic growth and investment.

 Box 1: Queensland Energy and Jobs Plan

The Queensland Energy and Jobs Plan supports significant investment in renewable energy, storage and transmission to decarbonise Queensland’s energy system, reach the 50 per cent renewable energy target early, and achieve new targets of 70 per cent renewable energy by 2032 and 80 per cent by 2035.

The $62 billion plan will be delivered through a mix of private and public sector investment. By 2035, a new Queensland SuperGrid will include at least 25 gigawatts (GW) of large–scale renewable generation capacity, 1,500 kilometres of new high–voltage transmission lines, and 2 new pumped hydro energy storage assets that together will deliver up to 7 GW of long duration storage.

Under the plan, Queensland’s energy system will remain majority owned by the people of Queensland.

The government has committed an extra $4 billion down payment to support this pathway over the next 4 years, including $2.5 billion to increase the Queensland Renewable Energy and Hydrogen Jobs Fund, now totalling $4.5 billion.

To support the integration of new renewables and storage into Queensland’s energy system, over the next 4 years Powerlink is investing $285 million in SuperGrid infrastructure and $365 million for the Gladstone Grid Reinforcement to support heavy industries to decarbonise.

As Queensland expands renewable power and storage, publicly owned coal fired power stations will become clean energy hubs and impacted communities and workers will be supported through a range of initiatives, including $200 million for a Regional Economic Futures Fund to support economic and community development initiatives, $150 million for a Job Security Guarantee for all workers in publicly owned coal–fired power stations and $90 million towards transmission and training hubs in Gladstone and Townsville.

The plan will put downward pressure on electricity prices over the longer term and support a greater level of energy independence and resilience which will help guard against future price shocks.

The plan will deliver more jobs in the energy sector and across the Queensland economy.

4    2022–23 BUDGET UPDATE

ECONOMIC OVERVIEW

The performance of the state’s economy has been characterised by strong growth in domestic activity and a substantial tightening in labour market conditions, in the context of rising inflation.

The state’s unemployment rate has fallen substantially to be below 4 per cent since June 2022, and the annual rate of inflation reached 7.9 per cent in September quarter 2022.

Ongoing solid economic growth is forecast across 2022–23 and 2023–24. However, with the economy operating close to capacity and in the context of increasing interest rates and a substantially weaker global economic outlook, any further strengthening in economic growth is likely to be limited in the short term.

Ongoing increases in interest rates are expected to dampen domestic economic activity over the remainder of 2022–23 and beyond.

As a result, after growing strongly by 5.1 per cent in 2021–22, Queensland’s state final demand growth is expected to slow to 3 per cent in 2022–23 and moderate slightly to 2 3⁄4 per cent in 2023–24. This softer domestic growth is expected to see the year-average unemployment rate rise slightly, from a low of 4 per cent in 2022–23, to 4 1⁄4 per cent in 2023–24.

In year-average terms, inflation is now forecast to be 5 3⁄4 per cent in 2022–23, the highest rate since 2000–01, before moderating back to 2 3⁄4 per cent in 2023–24.

International economic conditions have deteriorated sharply since the 2022–23 Queensland Budget, while high global energy prices are expected to persist into 2023. Combined, these factors are expected to adversely affect demand for the volume of Queensland commodity exports. Following the re-opening of the international border in early 2022, overseas services imports have strengthened and are expected to continue to rebound, reversing the temporary overseas services trade surplus experienced during the COVID–19 crisis when the international border was closed.

Table 1: Queensland economic forecasts1

	2021–22	2022–23		2023–24

	Actuals	Budget	Update	Budget	Update

Gross state product[2]	4.4	2 3⁄4	2 1⁄2	2 3⁄4	2 1⁄2

State final demand	5.1	3 1⁄2	3	2 1⁄2	2 3⁄4

Employment[3]	5.0	3	2 3⁄4	1 1⁄2	1 1⁄2

Unemployment rate[4]	4.6	4	4	4 1⁄4	4 1⁄4

Inflation[3]	5.4	3 3⁄4	5 3⁄4	2 1⁄2	2 3⁄4

Wage Price Index[3]	2.5	3 1⁄2	3 3⁄4	3 1⁄2	3 3⁄4

Population[3,5]	1 1⁄2	1 1⁄2	1 3⁄4	1 1⁄2	1 3⁄4

Notes:

1.  Unless otherwise stated, all figures are annual percentage changes.

2.  Chain volume measure, 2020–21 reference year.

3.  Annual percentage change, year-average.

4.  Per cent, year-average

5.  Population growth for 2021–22 is the annual growth rate in the three quarters to March quarter 2022.

Sources: ABS Annual State Accounts, Labour Force, Consumer Price Index, Wage Price Index and National, State and Territory Population, and Queensland Treasury.

External conditions

International

The October 2022 issue of the IMF’s World Economic Outlook (WEO) forecast global economic growth to be 0.4 percentage point lower in 2022 and 0.9 percentage point lower in 2023, compared with the forecasts made in April. The IMF now forecast that the US and Euro Zone economies will only grow by 1.0 per cent and 0.5 per cent respectively in 2023.

High inflation, aggressive monetary tightening and the Russian invasion of Ukraine are the key factors leading to this downgrade. The IMF commented that ‘more than a third of the global economy will contract this year or next, while the three largest economies—the United States, the European Union, and China—will continue to stall. In short, the worst is yet to come, and for many people 2023 will feel like a recession’.

The latest Consensus Economics forecasts of US and Euro Zone economic growth for 2023 are pessimistic, with growth in those regions forecast to be only 0.2 and -0.1 per cent respectively.

The deteriorating global economic outlook and the increasing global interest rates have also led to a significant strengthening of the US$ compared with other currencies, including the A$.

Annual inflation in the US has stayed above 7 per cent, and inflation in Europe and the United Kingdom continues to accelerate.

Reflecting the downturn in the global economic outlook, forecast industrial production in 2022 and 2023 among many major economies, including Queensland’s major export markets, has been substantially downgraded in recent months. Industrial production in the US, UK and Euro Zone is now expected to decline in 2023, while industrial production growth forecasts in key industrialised economies in Asia, while remaining positive, have also been downgraded (Table 2).

Table 2: Industrial Production Growth Forecasts, by iteration

Forecast date	Forecast year	US	Euro Zone	UK	Japan	Korea	Taiwan	China	India

April 2022	2022	4.6	1.7	2.9	2.4	4.1	5.5	4.9	6.0
	2023	2.0	2.8	1.5	2.8	2.4	2.8	5.2	5.6

November 2022	2022	4.3	0.4	-2.0	0.0	3.6	2.8	4.2	5.6
	2023	-0.2	-0.3	-1.1	2.3	1.6	0.6	4.8	4.4

Source: Consensus Economics.

The expected slowdown in industrial production means that industrial metals and energy prices have fallen in recent months.

International prices of aluminium, copper, lead, nickel and zinc have declined sharply since the end of April 2022, while global spot prices of premium hard coking coal, PCI and semi-soft coking coal are also each down more than 30 per cent over the same period. Over the same time period, the price of 5,500kcal/kg NAR quality thermal coal fell around 35 per cent in the spot market.

The Russian invasion of Ukraine, combined with supply side constraints, have significantly disrupted global market dynamics, leading to substantial price increases in premium quality thermal coal, LNG, and crude oil. While these prices have all fallen recently from their respective recent highs, they remain well above their long-term averages.

Rising geopolitical tensions have also impacted the global economic outlook more broadly and led to increased volatility in financial markets.

6    2022–23 BUDGET UPDATE

National economy

The Australian economy rebounded solidly following the Delta lockdown impact on the start of 2021–22. Year average GDP growth in 2021–22 rose to a decade high of 3.6 per cent.

This growth has driven a very tight labour market in Australia. The national unemployment rate has remained at around record lows of 3 1⁄2 per cent over successive months, and job vacancies remain elevated.

Inflation has risen further and faster than expected. It is forecast to remain elevated and only return to within the RBA’s inflation target in 2024–25.

The RBA has undertaken sharp monetary tightening over 2022. This has seen the sharpest increase in interest rates in more than a decade, with the cash rate now at its highest level since November 2012. Market expectations are for the cash rate to keep rising in the months ahead.

House prices nationally have fallen since May, with the pace of decline accelerating and the geographic scope of the downturn broadening in recent months.

Household consumption has been resilient, supported by strong labour market conditions and substantial savings accrued over the past 2 years.

The Australian Treasury has downgraded its economic growth outlook between the March and October Federal Budgets, with forecast real GDP growth lowered by a 1⁄4 percentage point to 3 1⁄4 per cent for 2022–23 and by 1 percentage point to 1 1⁄2 per cent for 2023–24. The national unemployment rate is expected to remain low in the near term, at 3 3⁄4 per cent in June quarter 2023. As economic activity and consequently employment growth slows, the national unemployment rate is now forecast to rise to 4 1⁄2 per cent by June quarter 2024.

Queensland conditions

The Queensland economy has recovered strongly from the COVID-19 induced downturn, thanks to the effective health response and management of the pandemic across the state, combined with significant fiscal and monetary policy support flowing through to businesses and households during the crisis.

Strong income growth boosted household consumption while the closure of the international border supported spending on domestic goods and services in both 2020–21 and 2021–22. Favourable operating conditions and rising profits drove a rebound in business investment in 2021–22.

There are now clear signs that the Queensland economy has been likely operating close to its capacity since early 2022, with the unemployment rate falling below 4 per cent by June 2022 and accompanied by stronger inflation.

Higher inflation and interest rates in 2022–23 are expected to dampen domestic economic activity. Dwelling investment, particularly renovation activity, is expected to be hardest hit. Dwelling property values have fallen, and while construction activity remains high, delivery of the substantial pipeline of work is being constrained by supply side issues.

The deterioration of external conditions and the ongoing high global coal prices has weakened coal demand.

The re-opening of the international border since late February 2022 should see overseas services imports gradually recover.

As a result, overall economic growth in 2022–23 is now forecast to be slightly lower, at 2 1⁄2 per cent, compared with the budget forecast of 2 3⁄4 per cent.

A similar outcome in terms of overall economic growth is now expected in 2023–24, with solid growth of 2 1⁄2 per cent now forecast. Growth in household consumption is expected to moderate further in 2023–24 while it is expected there will be a brief return to growth in dwelling investment in that year due to completion of scheduled construction works as supply issues are expected to subside by that time.

Household consumption

Real household consumption in Queensland has risen considerably (up 9.8 per cent) between pre–COVID March quarter 2020 and June quarter 2022.

Partial indicators available since the 2022–23 Budget show household spending has remained resilient in Queensland, with pressures from tightening financial conditions offset by strong labour market conditions and elevated savings.

The substantial and abrupt increases in lending rates and declines across some asset prices are expected to put pressure on household budgets and constrain real consumption growth from the second half of 2022–23 onwards and take full effect in 2023–24.

Dwelling investment

Dwelling investment in Queensland rose 4.5 per cent in 2021–22, building on the 11.9 per cent increase in the previous year. Record low interest rates, and substantial government stimulus, drove strong increases in building approvals and lending indicators throughout 2020–21.

A sharp increase in inflation and substantial interest rate hikes have tempered expectations of house price growth, with the median dwelling price in Brisbane in November 2022 falling more than 8 per cent from its peak in June 2022 (but remaining 3.3 per cent higher over the year to November 2022). Despite these headwinds in the housing market, dwelling approvals remain above their pre–pandemic level.

The outlook for this sector has weakened since the 2022–23 Budget. Dwelling investment in Queensland has fallen for 3 consecutive quarters to be 14.0 per cent lower over the year in June quarter 2022.

The elevated level of demand for new and used dwellings is expected to remain resilient, however a portion of demand for renovation activity is expected to be lost by the time supply side factors are resolved.

Dwelling investment is expected to fall slightly in 2022–23, but to then rebound in 2023–24 as supply side issues are resolved.

Business investment

At the time of the 2022-23 Budget, business investment was continuing to recover from the COVID-19 pandemic and was expected to continue to grow over the forecast horizon, in the context of the ongoing national and international recovery from the COVID-19 crisis.

Subsequent Annual State Accounts data released by the ABS confirmed the strength of this recovery in 2021-22, with overall business investment in 2021-22 growing by 8.5 per cent compared with the previous year.

The recovery in business investment following the pandemic slowed over the first half of 2022. Investment in machinery and equipment continued to trend upwards but was offset by declining construction activity. However, the number and value of known investment projects has continued to trend upwards, with activity in recent quarters likely to have been constrained by a range of factors including the surge in omicron cases in early 2022, ongoing pandemic-induced supply chain issues, the South East Queensland floods and the tight labour market.

A renewed recovery in non-residential construction activity is expected going forward as weather returns to more normal conditions and underpinned by the strength of business profitability. Firms are also expected to continue to be encouraged to invest in capital, including plant and equipment, in response to the prevailing high rates of capacity utilisation and supply chain challenges.

Public final demand

Public final demand rose a further 5.8 per cent in 2021–22, its seventh consecutive year of solid growth and averaging 5.0 per cent per year over this period. Growth in public final demand is expected to remain robust in 2022–23.

8    2022–23 BUDGET UPDATE

The Queensland Government has also committed to significant investment in key areas, such as the Queensland Energy and Jobs Plan, which will continue to support public final demand over time. As part of the Queensland Energy and Jobs Plan, the government has committed an extra $4 billion to support implementation over the next 4 years, including $2.5 billion to increase the Queensland Renewable Energy and Hydrogen Jobs Fund to $4.5 billion.

Overseas exports

Despite subdued volumes, the nominal value of Queensland’s overseas exports has benefited from elevated prices, particularly goods exports which more than doubled in 2021–22, from $60.8 billion to $124.1 billion. The value of Queensland’s goods exports is expected to remain elevated in 2022-23.

Queensland’s overseas goods and services exports rose 1.6 per cent in 2021–22, following a 16.7 per cent decline in the previous year. This reflected the continued impact of travel restrictions on Queensland’s overseas services exports, which fell 8.1 per cent in 2021–22. Queensland’s overseas goods exports rose 2.7 per cent in the year, with higher agriculture and LNG exports more than offsetting lower coal and metals export volumes.

Exports of goods and services are expected to recover faster than anticipated at Budget, growing by 7 per cent in 2022–23 and 6 1⁄2 per cent in 2023–24 (upgraded from 4 per cent in both 2022–23 and 2023–24). The upgrade reflects a recovery in metals exports from a weaker than expected 2021–22 and a faster than anticipated recovery in international education exports.

Coal

Despite coal export volumes falling by 3.6 per cent in 2021–22, the value of Queensland’s coal exports reached a record high of $71.8 billion, driven by record high export prices for hard coking, thermal and semi-soft/PCI coal.

However, the global economic outlook has materially worsened since Budget, impacting on demand for Queensland’s coal exports. At the same time, global energy markets continue to be impacted by the disruption from Russia’s invasion of Ukraine. The distortion of global energy markets has resulted in coal prices remaining higher for longer than anticipated in the Budget and the premium thermal coal spot prices rising above hard coking coal spot prices for the first time on record (Chart 1).

Premium thermal coal spot prices spiked following Russia’s invasion of Ukraine in late February, rising above US$400 per tonne in March 2022. After the initial increases, premium thermal coal prices moderated, to US$259 per tonne by 31 March, as Russian coal exports were not immediately impacted.

In early April, the G7, European Union and Japan announced plans to ban imports of Russian coal, to be fully implemented by August 2022, while several South Korean power companies also revealed plans to cease Russian coal imports. As a result, the premium thermal coal price rose across April and May, to be above US$400 per tonne again by mid-May.

At that time, prices were anticipated to moderate towards long-run fundamentals, although the timing of these declines was highly uncertain.

However, premium thermal coal prices remained around US$400 per tonne in subsequent months, reaching US$438 by September 2022. Ongoing weather disruptions in New South Wales constrained supply contributing to price pressures. Further, several European countries announced plans to increase coal fired power generation, to reduce reliance on Russian natural gas.

As these factors unwind, premium thermal coal prices are expected to return towards long-run fundamentals, although the speed of the decline remains a key source of uncertainty.

Chart 1: Coal spot prices1

Note:

1.     Daily. On days in which the spot price is not published, the previous days price is used.

2.     AME Newcastle 6,300 Daily Spot Price.

3.     S&P Global Peak Downs hard coking coal spot price.

Sources: AME and S&P Global Commodity Insights (©2022 by S&P Global Inc).

The combination of higher prices and a weaker outlook for the global economy has resulted in the forecast for Queensland’s coal export volumes being downgraded since Budget. Queensland’s coal export volumes are now forecast to fall by 2 1⁄2 per cent in 2022–23 (down from 3⁄4 per cent growth at Budget), before recovering to grow by 6 1⁄2 per cent in 2023–24 (unchanged from Budget), as global economic activity picks up and global energy markets stabilise.

Despite the lower outlook for coal export volumes, export prices are expected to remain higher for longer, particularly for thermal and semi-soft PCI coal, reflecting the ongoing distortions in the global energy market. As a result, the value of Queensland’s coal exports is expected to be higher than anticipated at Budget, particularly in 2022–23.

LNG

The volume of Queensland’s LNG exports grew a further 2.1 per cent in 2021–22 to a record 23.5 million tonnes, driven by the continued global economic recovery from COVID-19 and a colder-than-expected winter in the Northern Hemisphere.

Tightness in global LNG supply (in part due to the Russian invasion of Ukraine) is expected to keep demand for LNG elevated. However, tight supply in the domestic gas market is expected to see the volume of LNG exports moderate in 2022–23.

Prices for Queensland’s LNG exports have risen sharply in 2022, doubling the nominal value of Queensland’s LNG exports in 2021–22. Elevated oil prices in 2022 are expected to drive further increases in the price and value of Queensland’s LNG exports in 2022–23, before they moderate in 2023–24.

Metals

The nominal value of Queensland metal exports has fallen alongside industrial metals prices in recent months as demand expectations are re-evaluated amid growing concerns for global growth.

Mining and export volumes were heavily impacted by COVID-19 related workforce disruptions, compounded by significant planned and unplanned outages across multiple refineries and smelters. As a result, metals exports fell 13.6 per cent in 2021–22 and, while COVID issues have eased across major sites, some of these impacts are likely to linger into 2022–23.

Exports of metals are forecast to largely normalise by 2023–24 and be relatively stable in 2024–25.

10    2022–23 BUDGET UPDATE

Agricultural

The volume of agriculture exports rose by around 15 per cent in 2021–22, driven by a sharp increase in cotton and other crops exports, as high global prices and improved growing conditions boosted Queensland production. High prices continue to support the value of agriculture exports, which totalled an estimated $13.2 billion in the 12 months to September 2022, a 30 per cent increase on the previous year.

Looking ahead, beef production and exports are expected to return to growth in 2022–23, cotton exports are expected to grow strongly, and sugar production and exports are expected to return to a more normal level.

Services

The reopening of the international borders has started to flow through into increased arrivals of international students and visitors. However, both currently remain below pre-COVID levels.

Visa applications for overseas students, which are a leading indicator of commencements, have already returned to pre-COVID levels. This points to a strong pipeline of future student inflows and commencements.

The recovery in short-term international arrivals, which drives international tourism exports, has been more gradual and has only recently reached half of pre-COVID levels. With continuing improvements in confidence and capacity, this recovery is expected to continue over the remainder of 2022–23 to see overseas services exports return to around their pre-pandemic level by 2023–24.

Labour market

Queensland’s labour market remains exceptionally strong and historically tight, reflecting the state’s strong recovery from COVID-19 and the impacts of international border closures restricting labour flows.

In September quarter 2022, Queensland’s unemployment rate fell to 3.6 per cent, its lowest rate since 2007–2008, while the employment-to-population ratio was 64.3 per cent, its highest rate in more than a decade. Further, the job vacancy rate (a key indicator of labour demand, which is the number of vacancies as a proportion of total labour force) reached 3.0 per cent, its highest rate on record.

In year-average terms, Queensland’s employment rose 5.0 per cent in 2021–22, Queensland’s strongest annual employment growth since 2004–05.

On a monthly basis, employment in Queensland in October 2022 was 209,200 persons (or 8.2 per cent) above its pre-COVID level of March 2020. This was the strongest growth of any state or territory, in both absolute and percentage terms.

Queensland’s labour market is expected to remain strong in the coming years and population growth is forecast to strengthen to 1 3⁄4 per cent in both 2022–23 and 2023–24 as overseas migration rebounds.

However, rising interest rates and a weaker global economic outlook compared with Budget are expected to weigh on Queensland’s domestic economic growth, and therefore employment growth.

In year-average terms, employment is now forecast to grow 2 3⁄4 per cent in 2022–23, before moderating to 1 1⁄2 per cent growth in 2023–24, broadly in line with population growth.

The year-average unemployment rate is forecast to remain low, falling from 4.6 per cent in 2021–22 to 4 per cent on average across 2022–23 (unchanged from Budget), before rising marginally to 4 1⁄4 per cent in 2023–24 (Chart 2). The unemployment rate over the past 2 decades has averaged 5.8 per cent.

The drivers of employment growth in Queensland are expected to continue to be broad based and, therefore, the benefit should be felt across most regions. Key growth industries for employment are likely to include health care, construction, retail trade, transport and warehousing, accommodation and food services, and professional services.

Chart 2: Labour market forecasts1, Queensland

Note:

1.     Year-average. 2022–23 and 2023–24 are forecasts

Sources: ABS Labour Force and Queensland Treasury.

Risks to the outlook

Despite the ongoing strong recovery and positive outlook for the Queensland economy, there remain significant risks to the outlook, at both the global and domestic levels.

Rising global inflation is leading to a tightening of monetary policy across most major economies as central banks aim to reduce the level of excess demand. There is a risk that this may lead to a ‘hard landing’ in the form of a significant contraction in global economic activity. As a result, the balance of risks at the international level are clearly on the downside.

At the same time, while there is evidence of an easing in global supply chain bottlenecks, significant supply-side risks remain in the form of the ongoing conflict in Ukraine and its impact on commodity prices. This is especially the case for European growth due to its dependence on energy imports from Russia. Ongoing COVID-related lockdowns in China also pose a risk to that country’s growth, as well as an indirect risk through the impact on global supply chains.

At a national level, the RBA is, like other central banks, increasing interest rates. The RBA has indicated this needs to be sufficiently rapid to reduce inflation back to within the target range and before expectations of higher inflation become entrenched. At the same time, monetary policy decisions need to be balanced with the objective of avoiding a sharp downturn. As such, as is the case at the international level, the ongoing inflationary and higher interest rate environment poses some downside risks to growth.

Most of 2022 has been dominated by unseasonably wet weather and flooding across most of eastern Australia. It is expected that more normal seasonal conditions will emerge over the forecast years. However, if unseasonable wet weather prevails for longer than expected, this will likely lead to ongoing delays in construction activity (and hence economic activity) and contribute to ongoing higher fruit and vegetable prices (therefore putting additional upward pressure on inflation).

12    2022–23 BUDGET UPDATE

Box 2: Queensland’s strong economic recovery continues

Queensland has continued to outperform the national average in a range of key economic indicators:

•	Queensland’s Gross State Product grew 4.4 per cent in 2021–22, well above the rest of Australia’s growth of 3.4 per cent.

•	In October 2022, employment in Queensland was 209,200 persons (or 8.2 per cent) above its pre-COVID level of March 2020, the strongest growth in absolute or percentage terms of any state or territory (Chart 3).

•	Business conditions in September quarter 2022 were at +25 in Queensland according to the National Australia Bank Quarterly Business Survey, above the national average of +22 and well above the long-run average of +4.

•	As of September quarter 2022, real retail turnover in Queensland was 14.3 per cent above its pre-COVID level of December quarter 2019, above growth in the rest of Australia of 11.4 per cent.

•	Since the onset of the pandemic, Queensland has welcomed nearly 85,000 net interstate migrants, more than 6 times more than the next closest state in Western Australia (Chart 4).

Chart 3: Employment growth since March 2020

Note:

1.     Seasonally adjusted, monthly.

Source: ABS Labour Force.

Chart 4: Net interstate migration since March quarter2 2020

Note:

1.     Original, quarterly.

Source: ABS National, state and territory population.

FISCAL OVERVIEW

The key fiscal aggregates of the General Government Sector are outlined in Table 3.

Table 3: Key fiscal aggregates1

	2021–22 Actual[2] $ million	2022–23 Budget $ million	2022–23 Budget Update $ million	2023–24 Projection $ million	2024–25 Projection $ million	2025–26 Projection $ million

General Government Sector

Revenue	74,185	73,886	81,227	77,776	78,014	79,506

Expenses	69,889	74,915	76,047	78,234	77,891	79,286

Net operating balance	4,296	(1,029)	5,180	(458)	123	220

PNFA[3]	7,889	8,478	8,433	9,445	9,374	9,415

Fiscal balance	(71)	(5,635)	598	(5,298)	(4,931)	(4,061)

Borrowings	56,764	66,459	64,067	72,799	79,977	87,075

Net debt	10,997	19,772	14,534	23,246	30,417	36,778

Notes:

1.	Numbers may not add due to rounding.
2.	Reflects published actuals.
3.	PNFA: Purchases of non-financial assets.

Net Operating Balance

A General Government Sector net operating surplus of $5.18 billion is forecast for 2022–23, an improvement of $6.209 billion compared to the operating deficit of $1.029 billion forecast at the 2022–23 Queensland Budget.

As coal and oil prices normalise, the revised operating deficit expected in 2023–24 is $458 million, an improvement of $625 million on the 2022–23 Budget estimate.

Consistent with previous forecasts, the operating position is expected to return to surplus in 2024–25 and 2025–26 as additional expenditure is managed within the uplift in revenue.

14    2022–23 BUDGET UPDATE

Reconciliation with 2022–23 Budget

Table 4 provides a breakdown of the movements in the net operating balance since the 2022–23 Queensland Budget.

Table 4: Reconciliation of net operating balance, 2022–23 Budget to 2022–23 Budget Update1

	2022–23 Update $ million	2023–24 Projection $ million	2024–25 Projection $ million	2025–26 Projection $ million

2022–23 Budget net operating balance	(1,029)	(1,083)	137	187

Royalty revisions	5,791	649	97	80

Taxation revisions	285	414	508	563

GST revisions	690	1,312	(267)	(164)

Natural disaster revisions (DRFA2)	295	(324)	(19)	37

Expense measures[3]	(721)	(750)	(564)	(690)

Other parameter adjustments[4]	(131)	(676)	231	207

2022–23 Budget Update net operating balance	5,180	(458)	123	220

  Notes:

1.	Numbers may not add due to rounding
2.	Disaster Recovery Funding Arrangements
3.	Reflects net operating balance impact of government decisions made since the 2022–23 Budget.
4.

Refers to adjustments largely of a non-policy nature, primarily changes in interest paid on borrowings, actuarial adjustments to superannuation liabilities, depreciation, swaps, net flows from PNFC and PFC entities and deferrals.

Revenue

Overview

General Government Sector revenue in 2022–23 is estimated to be $7.041 billion higher than actually received in 2021–22 and $7.340 billion higher than the estimate for 2022–23 at the time of the 2022–23 Queensland Budget.

The primary factor for the improved revenues outlook is upward revisions to coal and petroleum royalties because of higher-than-expected global coal and oil prices being received by Queensland’s key commodity producers. In addition, a weaker Australian dollar has meant the revenues to Queensland, from sales occurring in US dollars, were higher.

Stronger than anticipated payroll tax and motor vehicle duty are now expected in 2022–23, while transfer duty is now expected to be slightly weaker than previously forecast.

Queensland’s GST revenue is now also expected to be higher than previously forecast in both 2022–23 and 2023–24, primarily reflecting the Australian Government’s upward revisions to the national GST pool estimates.

While an uplift in overall key revenues is expected compared to the 2022–23 Budget, the upward revision to key revenues beyond 2023–24 is more modest, reflecting the expected reduction of coal and oil prices over time and impacts to Queensland’s GST share in later years.

Compared with the 2022–23 Budget (Chart 5), total General Government Sector revenue forecasts over the later years of the forecast period have been revised upwards by $2.742 billion in 2023–24, $1.286 billion in 2024–25 and $1.487 billion in 2025–26.

Chart 5: Revisions in key revenues since 2022–23 Budget

Taxation

Revenue from taxation is estimated to total $19.127 billion in 2022–23, $883 million lower than actually received in 2021–22 and $285 million higher than the estimate for 2022–23 in the 2022–23 Queensland Budget.

Payroll tax forecasts have been revised upwards by $218 million in 2022–23 and by a total of $1.044 billion over the 4 years to 2025–26.

Overall, there have been upward revisions in key revenue measures for total taxation revenue totalling $1.770 billion over the 4 years to 2025–26.

Royalties

Queensland’s key commodity producers, particularly the state’s coal and LNG companies, have benefitted substantially from the ongoing high commodity prices that have prevailed throughout the second half of 2021–22 and first half of 2022–23.

These higher than expected commodity prices have also resulted in a short–term boost to revenue from royalties and land rents, which are now estimated to total $13.623 billion in 2022–23. This is $4.535 billion higher than in 2021–22 and $5.791 billion higher than estimated in the 2022–23 Queensland Budget.

The increase in coal royalties now expected in 2022–23 is partially driven by the new progressive coal royalty rates announced in the 2022–23 Budget, but also reflects the uplift of royalties under the previously existing tiers given the sustained period of higher than previously expected prices, including the unprecedented increase in thermal coal prices.

Consistent with the 2022–23 Budget expectations, the premium hard coking coal price has declined from the unprecedented peaks experienced in late 2021–22. However, it remains elevated compared with previous years.

Premium hard coking coal prices are now expected to average around US$223 per tonne across 2022–23, around 40.6 per cent lower than prices experienced across 2021–22. Compared with the 2022–23 Budget forecasts, premium hard coking coal prices are expected to remain slightly more elevated for longer, before returning to more sustainable medium-term prices of around US$160 per tonne in mid–2023.

16    2022–23 BUDGET UPDATE

Most forecasters expect that coal prices will decline significantly over the coming years to medium-term anchors that are much closer to the long-term average, though there are differences around the timing and magnitude of this decline. While the 2022–23 Budget Update forecasts a slightly faster adjustment than some forecasters, Commonwealth Treasury is one that has the adjustment occurring quicker and settling at a lower price (Chart 6).

Chart 6: Comparison of hard coking coal forecasts

The Russian / Ukraine conflict and associated sanctions have led to a sustained surge in premium thermal coal prices, for example premium thermal coal spot prices1 rose from an average of around US$162 in December 2021 to US$389 per tonne (around A$551 per tonne) in May 2022 and further to around US$438 per tonne (around A$655 per tonne) by September 2022. Prices have since moderated but remained elevated, averaging around US$390 per tonne (around A$612) in October 2022.

At the time of the 2022–23 Budget, thermal coal prices were anticipated to moderate over time towards long–run price expectations, although the timing of these declines was highly uncertain.

However, premium thermal coal prices remained around US$400 per tonne in subsequent months, likely reflecting a range of factors impacting on global energy market dynamics, including:

•	In July, the European Union agreed to reduce gas consumption by 15 per cent between August 2022 and March 2023. This will increase coal–fired generation in the EU, as the region switches to other energy sources.

•	Several European countries have announced plans to restart coal–fired power generation or delay closures of existing coal–fired power plants, including Germany, the Netherlands, France, and the United Kingdom.

•	Russia has continued to limit gas supplies into Europe, leading to Europe increasing its LNG imports from other countries. As a result, gas prices in Europe and LNG spot prices in Asia rose to record highs in the September quarter, incentivising gas–to–coal demand switching.

•	Further in late June, the EU adopted a target for increasing gas storage levels to above 85 per cent by the end of 2022, to secure sufficient supply. By November 2022, average gas storage was over 94.8 per cent of capacity, well ahead of target.

•	Supply has remained constrained, with total Australian thermal coal exports in September quarter 2022 being 13.1 million tonnes (23.7 per cent) below the volumes exported in September quarter 2021.

The prevailing demand and supply dynamics have sustained the surge in the price for premium thermal coal to unprecedented levels in the period following the 2022–23 Budget. As a result, premium thermal coal prices are now expected to average around US$306 per tonne across 2022–23, substantially higher than the price expected at the time of the 2022–23 Budget.

[1]	Based on Newcastle 6,300 GAR spot prices.

Consistent with these changed circumstances, the Commonwealth Department of Industry, Science and Resources’ ( DISR) Office of the Chief Economist’s latest forecasts, as of September 2022, expect the premium thermal spot price to average US$325 per tonne in December quarter 2022, compared with only US$136 per tonne in the March 2022 forecasts published prior to the 2022–23 Budget. Similarly, Consensus Economics forecasts, as of November 2022, indicate an average premium thermal spot price US$382 per tonne in December quarter 2022, compared with only US$208 per tonne in the May 2022 forecasts published at the time of the 2022–23 Budget.

Most forecasters expect that given the international energy situation, thermal prices, while easing, will remain elevated for some time before adjusting to closer to the long-term averages. However, the precise timing and magnitude of such a decline remains a risk. The 2022–23 Budget Update forecasts sit within the range of other forecasters, with some forecasters being higher but others such as the Office of the Chief Economist and Commonwealth Treasury being lower, and thermal prices conservatively expected to normalise in mid-2024 (Chart 7).

Chart 7: Comparison of thermal coal forecasts

Some of the key drivers underpinning the recent surge in thermal coal prices, such as supply disruptions, are expected to ease over coming quarters. Nevertheless, the price for premium thermal coal is now expected to remain slightly higher over the medium-term than forecast at the 2022–23 Budget. This mainly reflects expectations that, regardless of when the conflict in Ukraine ends, the ongoing impacts of sanctions and changes in market dynamics resulting from the conflict will continue.

Over the 4 years ending 2025–26, coal export volumes are forecast to be lower than expected at the 2022–23 Budget, due to lower industrial production in Queensland’s major export destinations. However, solid growth in coal export volumes is expected from 2023–24 onwards as global economic activity picks up and global energy markets stabilise.

Oil prices have also remained at unexpectedly high levels throughout the second half of 2022 due to strong demand from the cold winter in the northern hemisphere, the continued global economic recovery from the pandemic and concerns about the possibility of supply disruptions.

LNG prices, which are linked to oil prices, have benefitted greatly from these elevated oil prices. While oil prices have begun to fall somewhat in recent months, the lag in LNG contracts mean that LNG prices are expected to remain relatively high for a period, driving an expected growth in petroleum royalties of around 88.0 per cent in 2022–23 compared with 2021–22. LNG prices are then expected to fall in 2023–24, with petroleum royalties expected to decline by around 39.6 per cent in 2023–24 and by a further 14.3 per cent in 2024–25.

Reflecting the expected moderation in coal and oil prices beyond 2022–23, the forecast upgrades to royalty revenues in future years are much more moderate, with a modest upward revision of $649 million in 2023–24, while royalty revenues in 2024–25 and 2025–26 are expected to remain largely in line with those forecast in the 2022–23 Budget.

Table 14 sets out the petroleum royalty revenue assumptions across the forward estimates.

18    2022–23 BUDGET UPDATE

 Box 3: Investing Queensland’s resources windfall

Coal royalties are designed to ensure that all Queenslanders receive a fair and appropriate return on the state’s valuable and limited natural resources.

Coal producers have seen an exceptional surge in global coal prices since mid-2021 and throughout 2022, with spot metallurgical coal prices reaching as high as around A$900 per tonne and premium thermal prices reaching as high as around A$680 per tonne.

As outlined in Queensland Treasury’s report, Queensland’s Coal Industry and Long Term Global Coal Demand (November 2022), this unprecedented surge in coal prices has seen the value of Queensland coal exports (and, therefore, the revenues and profits being enjoyed by the state’s coal mining companies) increase significantly to record levels.

ABS data shows the value of Queensland coal exports in 2021–22 almost tripled, up 190 per cent compared with the previous year, growing by A$47.1 billion to a record A$71.8 billion.

The ongoing high prices since June 2022 have seen coal producers continuing to receive record levels of revenue, with the latest ABS data showing that the value of Queensland’s coal exports in the 12 months to September 2022 increased even further, to reach a new record high of A$79.7 billion.

To ensure Queenslanders receive a fair return on the use of the state’s valuable and limited natural resources in periods of high prices, the 2022–23 Budget introduced three new coal royalty tiers from 1 July 2022.

The new progressive coal royalty rates, which were introduced on 1 July 2022, are estimated to generate additional royalty revenue of around $3 billion in 2022–23, reflecting the impacts of the sustained high global prices during the year, with coal producers also enjoying the benefits of exceptionally high revenues.

Reflecting the expected moderation in coal prices beyond 2022–23, the uplift to coal royalty revenues compared to 2022–23 Budget forecasts in future years are much more moderate. A modest upward revision of $417 million, to $3.7 billion in total coal royalties, is now expected in 2023–24.

Of the $3.7 billion in coal royalties expected in 2023–24, only an estimated $170 million is due to the new tiers. Royalty revenues in 2024–25 and 2025–26 are expected to remain largely in line with those forecast in the 2022–23 Budget, as coal prices are expected to return to longer run prices.

As prices normalise, the impact of the new progressive coal royalty tiers becomes very modest. In particular, coal royalties are only expected to be around 4 per cent more than they would have been.

The revenue raised from coal royalties helps enable the delivery of essential services and the provision of critical social and economic infrastructure to meet the needs of all Queenslanders across all regions of the state.

In particular, the additional revenue raised from coal royalties compared with the 2022–23 Budget estimate has enabled the funding of a range of substantial investments across regional Queensland, including in the key coal producing regions:

•	$3 billion long-term asset held by the Consolidated Fund, dedicated to future infrastructure in regional Queensland.

•	$1 billion in equity will be invested in government-owned corporations (GOCs) to support priority regional infrastructure projects.

•	$150 million will be provided to support workers in Queensland’s publicly owned coal-fired power stations and $200 million for a Regional Economic Futures Fund as part of the Queensland Energy and Jobs Plan.

•	$150 million will be allocated for Common User Infrastructure to support development, extraction and production of critical minerals.

•	$120 million to enlarge the Resources Community Infrastructure Fund, with a special focus on coal producing regions.

•	$100 million to establish a Queensland Critical Minerals Investment Fund to position Queensland for the next resources boom in the critical minerals needed for the clean energy revolution.

GST

Queensland’s GST revenue is estimated to total $18.501 billion in 2022–23, $690 million higher than forecast in the 2022–23 Queensland Budget.

The higher GST revenue now expected in 2022–23 largely reflects higher-than-expected national GST collections, with the Australian Government’s 2022–23 Budget increasing the total GST pool by $3.117 billion in 2022–23.

It is expected that this will result in a solid increase in GST revenue compared with previous forecasts in the near term (in 2022–23 and 2023–24). However, slightly lower GST revenue is now forecast in 2024–25 and 2025–26 as the impact of the higher national GST pool is offset by other factors, including the flow-on impacts of the higher state revenues in the near-term, impacting on Queensland’s GST share in the later years.

In early 2023, the Commonwealth Grants Commission is expected to deliver its recommended relativities for distributing the GST among states and territories for the 2023–24 financial year.

20    2022–23 BUDGET UPDATE

Expenses

General Government expenses in 2022–23 are estimated to be $76.047 billion, $1.132 billion higher than the Budget estimate. This increase is mainly due to additional health expenditure, a one–off water bill discount for households in South East Queensland, actuarial adjustments to defined benefit superannuation liabilities and costs associated with new superannuation contribution arrangements for public sector employees within the General Government Sector, with employers to make contributions on ordinary time earnings.

General Government expenses have increased since the 2022–23 Budget reflecting operating costs arising from energy transition under the new Queensland Energy and Jobs Plan, the response to the Queensland Women’s Safety and Justice Taskforce, Hear Her Voice – Report Two, increased funding from the Housing Investment Fund to support the government’s new target for social and affordable housing, and funding to support the implementation of the independent review of Queensland Fire and Emergency Service.

With several key public sector bargaining agreements nominally expiring during 2022, the government is continuing to participate in good faith bargaining, with new wage increases being established for the next period taking into account the prevailing economic environment. This includes the possibility of a one–off additional Cost of Living Adjustment payments where the relevant CPI measure exceeds the headline wage increase percentage, capped at 3 per cent. Employee expenses assume headline wage increases for future bargaining agreements for the next period will be consistent with those of in–principle agreements already established.

Since the 2022–23 Budget, expenses growth over the forward estimates of $6 billion is contained within the uplift in revenue of $12.8 billion over the same period.

Indexation of service delivery arrangements with community services sector organisations

The Queensland Government provides additional funding to departments each year to enable appropriate indexation of service delivery arrangements with community services sector organisations in recognition of increasing costs.

Following a recent review of the methodology for setting the rate, the government will implement a number of enhancements to ensure the methodology for setting the rate better reflects costs impacting the sector. These enhancements include providing an additional loading to compensate for increases to the superannuation guarantee, and a new mechanism to respond where inflation and wages change materially after the rate is set.

Based on wages and inflation forecasts for the 2023–24 financial year, the government has set the non-government organisation indexation rate at 3.88 per cent.

Emerging Fiscal Pressures

Beyond general uncertainties related to budget parameter assumptions key emerging fiscal issues include:

•	Risks to the longer–term outlook for Queensland’s GST revenue resulting from the changes made to the system of GST revenue distribution by the Australian Government in 2018.

•	Queensland’s fiscal position is exposed to decisions made by the Australian Government, including not renewing funding for National Partnership payments (NPs) where there are ongoing community service needs that must be met.

•	Expenses and investment associated with Queensland’s hosting of the Brisbane 2032 Olympic and Paralympic Games.

•	Adverse weather events which are likely to occur in future with the resulting damage expected to impact on the delivery of state initiatives, noting disaster–related expenses are shared with the Australian Government under DRFA.

•	Additional water infrastructure, and upgrades to existing infrastructure, will be required over the next decade to meet future water demand, provide drought contingency, and ensure the safety and reliability of Queensland’s dams in line with dam safety guidelines into the future.

•	The government has a potential liability with respect to compensation arising from acts that have extinguished or impaired native title since 1975.

Balance Sheet

Box 4: Net debt

Net debt is a key metric for examining the soundness of a government’s fiscal position. The net debt measure is the preferred metric for governments, including the Australian Government. Queensland’s disciplined fiscal strategy is establishing the path to stabilising its net debt burden and returning to operating surpluses.

Net debt forecasts for 2023–24 have improved from $50.8 billion in the 2020–21 Budget to $27.6 billion in the 2022–23 Budget. Further improvement is forecast in the 2022–23 Budget Update with net debt dropping to $23.2 billion (Chart 8).

Chart 8: Net debt for 2023-24

The 2022–23 Budget Update demonstrates the government’s performance in debt management, reflecting a significant reduction in General Government net debt and favourable outlook compared to New South Wales and Victoria (Chart 9).

Chart 9: Net debt of major states1,2

Notes:

1.    Source: Budget Paper No. 1–Budget Statement–Budget 2022-23 (nsw.gov.au)

2.    Source: 2022 Victorian Pre-Election Budget Update.pdf (dtf.vic.gov.au)

The information contained on or linked to or from any of the foregoing websites is not incorporated by reference into this filing and should not be considered part of this filing.

22    2022–23 BUDGET UPDATE

General Government sector

Net debt is expected to reach $14.534 billion by 30 June 2023, which is $5.238 billion lower than anticipated at the 2022–23 Queensland Budget. The improvement in net debt arises mainly from the increase in royalty revenue which has allowed the state to invest $3 billion towards regional capital priorities.

A further $1 billion has also been invested in the Housing Investment Fund following the stronger outcome in 2021–22.

General Government Sector borrowing is estimated to be $64.067 billion by 30 June 2023, $2.392 billion lower than projected in the Budget. This is predominantly due to the improved revenue inflows being invested for future priorities and housing.

Equity funding will be provided from the General Government Sector to the Public Non–financial Corporations Sector, primarily for the Queensland Energy and Jobs Plan and water infrastructure as projects come online.

Public Non–financial Corporations Sector

Public Non–financial Corporation (PNFC) Sector debt is primarily held by government–owned corporations and is supported by income–generating assets including key pieces of economic infrastructure.

Borrowing with QTC of $40.677 billion is projected for 30 June 2023 in the PNFC Sector, $1.03 billion lower than Budget and mainly reflecting the $1 billion equity injection from the royalty windfall.

Along with leases and other similar arrangements of $348 million and securities and derivatives of $5.361 billion (impacted by high electricity prices), total PNFC Sector borrowing is expected to be $46.386 billion by 30 June 2023. As electricity prices normalise, total PNFC Sector borrowing is expected to decrease by $4.146 billion to $42.240 billion by 30 June 2026.

Borrowing with QTC will also fund the projected capital spending of government–owned corporations for the Queensland Energy and Jobs Plan.

Capital Program

The capital program outlined in the 2022–23 Budget Update continues to deliver on the government’s $50 billion 4-year infrastructure guarantee. The capital program focuses on maintaining a sustainable program of works and investment in critical infrastructure across Queensland that will help ongoing economic recovery and support increased private sector productivity. Improvements in net cash flows from operating activities are still expected to primarily fund the General Government Sector capital program from 2022–23.

The current estimate of the capital program over the 4 years to 2025–26 is $64.844 billion, with the major contributor to the increase since the 2022–23 Budget being the Queensland Energy and Jobs Plan.

INTERGOVERNMENTAL

FINANCIAL RELATIONS

Australian Government payments

Payments for specific purposes

In the 2022–23 Federal Budget delivered in October 2022, the Australian Government estimated Queensland will receive $73.647 billion over the forward estimates from 2022–23 to 2025–26. Total payments for specific purposes for Queensland over the forward estimates have remained largely consistent with those factored into the March 2022–23 Federal Budget. Some additional funding is provided for health and other services, while funding for the Infrastructure Investment Program has been reprofiled to beyond the forward estimates.

Box 5: Australian Government changes to Horizontal Fiscal Equalisation (HFE) and the No Worse off Guarantee

The state faces considerable risks in its longer-term GST revenue outlook beyond the current forward estimates period, from the changes made to the system of GST distribution by the former Australian Government in 2018.

The changes introduced by the former Australian Government mean that states will only receive GST revenue to equalise them to the stronger of New South Wales or Victoria, rather than the fiscally strongest state, currently Western Australia, in the long term. Should Western Australia remain the fiscally strongest state, it will consequently retain a much greater share of GST revenue at the expense of all other states.

At present, the Australian Government is ensuring no other states are disadvantaged by these new GST arrangements, through payment of a ‘no worse off guarantee’. However, this guarantee expires after the 2026–27 financial year. The impacts of this for Queensland will become apparent in the 2024–25 Queensland Budget, when the first financial year following the end of the ‘no worse off guarantee’ (2027–28) is included in the forward estimates.

A review of the GST changes is scheduled to be undertaken by the Australian Productivity Commission prior to the expiry of the ‘no worse off guarantee’.

Queensland considers that it is critical this review be prioritised by the Australian Government, with a clear emphasis of the review to be consideration of the long-term fiscal impacts of the changes on states, including Queensland. It is critical the review takes into account the purpose of the GST sharing arrangement (i.e. to provide states with a similar fiscal capacity to provide services, taking account of their different abilities to raise revenue and their different costs in providing services).

The outcomes of the review need to be available in a timely fashion well ahead of the cessation of the ‘no worse off guarantee’, given that the state’s GST revenue comprised approximately a quarter of Queensland’s total revenue in 2021–22, and is critical to the ongoing funding of essential services and infrastructure across the state.

24    2022–23 BUDGET UPDATE

GOVERNMENT FISCAL PRINCIPLES

The government’s Charter of Fiscal Responsibility (Charter) sets out the fiscal principles for medium-term fiscal sustainability. The fiscal principles underpin the development of the state’s fiscal strategy and financial decision making. An update regarding progress towards achievement of medium-term goals is outlined below.

Principle 1 – Stabilise the General Government Sector net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the net debt to revenue ratio in the long term

Stabilising the debt burden at sustainable levels ensures the state’s future capacity to invest in infrastructure and respond to future external shocks.

Significant progress has been made against Fiscal Principle 1 (Chart 10). Between the 2021–22 Budget and the 2022–23 Queensland Budget, the net debt to revenue ratio improved by 24 percentage points in 2022–23 and 17 percentage points in 2024–25. The ratio has improved again in the 2022–23 Budget update, by a further 9 percentage points in 2022–23, bringing the reduction in this ratio to 33 percentage points relative to the 2021–22 Budget.

Chart 10: Ratio of general government net debt to revenue

Principle 2 – Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable net operating surpluses

Prudent management of expenses growth supports the restoration of an operating surplus assisting in stabilisation of the debt burden.

Revenue growth over the forward estimates continues to reflect significant volatility driven by some temporary factors. Across the 4 years from 2021–22 to 2025–26, the average annual revenue growth is lower than expenses growth reflecting the exceptional, but temporary impact of royalty revenue performance.

Royalties are a very volatile source of revenue and can distort assessments of underlying revenue growth. Given that royalties in 2021–22 were more than 3 1⁄2 times their level in 2020–21 and are expected in 2025–26 to fall to around 40 per cent of 2022–23 levels, there is a clear case for adjusting the measure. Excluding royalties revenue, revenue growth is expected to be 3.3 per cent across the four years to 2025–26, compared to expenses growth of 3.2 per cent. Measurement on the same basis as the 2022–23 Queensland Budget, i.e. over 5 years to 2025–26, indicates revenue is expected to grow at 4.8 per cent on average per annum, compared to 4.5 per cent for expenses.

Principle 3 – Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets (capital) will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs, and ensuring a pipeline of infrastructure that responds to population growth

Infrastructure spending and investment supports jobs and enhances productivity. A large capital program remains a government priority and spending of $64.844 billion is planned over the 4 years to 2025–26.

Primarily funding a large capital program through operating cash surpluses rather than additional borrowings is key to stabilising net debt. In 2023, large upwards revisions to royalties and other key revenues since the 2022–23 Queensland Budget have resulted in an improvement in the Fiscal Principle 3 measure to 94 per cent.

Volatility in revenue growth combined with the naturally uneven profile of capital expenditure can be expected to produce volatile outcomes for Fiscal Principle 3. In 2023–24, the ratio is expected to reduce to 34 per cent, but the forecast has still improved compared to the 2022–23 Budget estimate in that year of 27 per cent. The proportion of capital funded through operating cash is expected to generally trend upwards, with the forecast of 50 per cent by 2025–26 consistent with the 2022–23 Budget.

Across the period 2022–23 to 2025–26, 54 per cent of the capital program will be funded from net cash inflows from operating activities (Chart 11).

Chart 11: Share of General Government Sector investments in non-financial assets funded from operating cash surpluses

26    2022–23 BUDGET UPDATE

Principle 4 – Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states

This principle directly measures Queensland’s competitiveness relative to other jurisdictions, providing a meaningful indication of the comparative impact of Queensland’s tax regime and policies.

Based on the latest available outcomes for all states, Queensland’s taxation per capita was $654 less than the average of other jurisdictions in 2020–21. On average, Queenslanders paid $1,114 less tax than New South Wales residents and $545 less than Victorian residents.

Using the latest forecasts, Queensland’s taxation per capita of $3,578 in 2022–23 compares favourably to the average of other jurisdictions of $4,421 per capita. Chart 12 demonstrates that Queensland plans to maintain a highly competitive tax environment.

Chart 12: Taxation per capita, Queensland and other states and territories

Sources: 2021–22 actuals sourced from annual financial reports for all jurisdictions except South Australia, which are estimated actuals sourced from the 2022–23 Budget. Forecasts use 2022–23 Budgets for all jurisdictions except Victoria, which are sourced from the 2022 Victorian Pre-Election Budget Update, and Northern Territory, which are sourced from the 2022-23 Mid-Year Report.

Principle 5 – Target the full funding of long-term liabilities such as superannuation and workers’ compensation in accordance with actuarial advice

The full funding of superannuation and other long-term liabilities is a long-standing government priority and is a key plank of Queensland’s financial management. Commitment to this principle has continued through the economic and fiscal recovery from the COVID-19 crisis, and it remains part of the long-term fiscal strategy. The actuarial investigation of the Defined Benefit Fund as at 30 June 2021 found it to be in surplus. As at 30 June 2022, WorkCover Queensland was fully funded.

UNIFORM PRESENTATION FRAMEWORK

Table 5: General Government Sector Operating Statement1

		2021-22	2022-23	2022-23	2023-24	2024-25	2025-26

		Outcome	Budget	Update	Projection	Projection	Projection

		$ million	$ million	$ million	$ million	$ million	$ million

	Revenue from Transactions

	Taxation revenue	20,011	18,842	19,127	20,114	21,293	22,469

	Grants revenue	34,135	35,242	36,118	38,977	38,283	38,786

	Sales of goods and services	5,896	6,181	6,243	6,595	6,324	6,373

	Interest income	2,643	2,847	2,898	3,049	3,091	3,126

	Dividend and income tax equivalent income	790	1,499	1,723	1,817	1,703	1,800

	Other revenue	10,710	9,275	15,117	7,225	7,320	6,952

	Total Revenue from Transactions	74,185	73,886	81,227	77,776	78,014	79,506

Less	Expenses from Transactions

	Employee expenses	28,068	30,076	30,194	31,599	33,060	34,179

	Superannuation expenses

	Superannuation interest cost	377	655	775	736	681	664

	Other superannuation expenses	3,387	3,493	3,712	3,825	4,006	4,046

	Other operating expenses	18,228	19,805	20,807	20,451	19,099	19,294

	Depreciation and amortisation	4,506	4,652	4,672	4,831	5,010	5,216

	Other interest expenses	1,508	1,826	1,753	2,306	2,764	3,267

	Grants expenses	13,817	14,407	14,134	14,486	13,271	12,621

	Total Expenses from Transactions	69,889	74,915	76,047	78,234	77,891	79,286

Equals	Net Operating Balance	4,296	(1,029)	5,180	(458)	123	220

Plus	Other economic flows - included in operating result	(913)	1	144	31	123	741

Equals	Operating Result	3,383	(1,028)	5,324	(427)	247	961

Plus	Other economic flows - other movements in equity	36,616	3,348	5,207	2,855	2,545	1,725

Equals	Comprehensive Result - Total Change In Net Worth	39,999	2,320	10,530	2,428	2,791	2,685

	KEY FISCAL AGGREGATES

	Net Operating Balance	4,296	(1,029)	5,180	(458)	123	220

Less	Net Acquisition of Non-financial Assets

	Purchases of non-financial assets	7,889	8,478	8,433	9,445	9,374	9,415

	Less Sales of non-financial assets	255	177	191	264	181	178

	Less Depreciation	4,506	4,652	4,672	4,831	5,010	5,216

	Plus Change in inventories	(77)	42	42	(35)	27	77

	Plus Other movements in non-financial assets	1,315	914	969	525	844	182

	Equals Total Net Acquisition of Non-financial Assets	4,367	4,606	4,581	4,840	5,054	4,281

Equals	Fiscal Balance	(71)	(5,635)	598	(5,298)	(4,931)	(4,061)

Note:

1. Numbers may not add due to rounding.

28    2022–23 BUDGET UPDATE

Table 6: Public Non-financial Corporations Sector Operating Statement1

		2021-22	2022-23	2022-23	2023-24	2024-25	2025-26

		Outcome	Budget	Update	Projection	Projection	Projection

		$ million	$ million	$ million	$ million	$ million	$ million

	Revenue from Transactions

	Grants revenue	687	851	885	661	653	653

	Sales of goods and services	14,905	12,211	13,477	12,737	12,985	13,296

	Interest income	66	56	59	71	95	113

	Other revenue	293	471	446	587	360	416

	Total Revenue from Transactions	15,951	13,589	14,867	14,056	14,093	14,477

Less	Expenses from Transactions

	Employee expenses	2,245	2,471	2,421	2,502	2,552	2,599

	Superannuation expenses

	Superannuation interest cost	(5)	—	—	—	—	—

	Other superannuation expenses	260	244	248	268	277	285

	Other operating expenses	7,484	4,576	5,742	4,370	4,261	4,293

	Depreciation and amortisation	2,719	2,924	2,980	3,114	3,281	3,412

	Other interest expenses	1,610	1,622	1,672	1,677	1,695	1,780

	Grants expenses	25	24	25	25	25	19

	Other property expenses	550	528	596	600	574	518

	Total Expenses from Transactions	14,888	12,389	13,685	12,556	12,666	12,906

Equals	Net Operating Balance	1,062	1,199	1,183	1,500	1,428	1,571

Plus	Other economic flows - included in operating result	(126)	138	556	(13)	(456)	(561)

Equals	Operating Result	936	1,337	1,738	1,487	972	1,010

Plus	Other economic flows - other movements in equity	(1,971)	816	3,307	1,987	1,266	437

Equals	Comprehensive Result - Total Change In Net Worth	(1,035)	2,153	5,045	3,474	2,237	1,448

	KEY FISCAL AGGREGATES

	Net Operating Balance	1,062	1,199	1,183	1,500	1,428	1,571

Less	Net Acquisition of Non-financial Assets

	Purchases of non-financial assets	3,134	3,334	3,773	4,654	4,742	5,022

	Less Sales of non-financial assets	63	33	31	14	18	32

	Less Depreciation	2,719	2,924	2,980	3,114	3,281	3,412

	Plus Change in inventories	48	16	169	(102)	8	9

	Plus Other movements in non-financial assets	60	105	106	186	96	95

	Equals Total Net Acquisition of Non-financial Assets	462	498	1,036	1,609	1,546	1,682

Equals	Fiscal Balance	601	701	146	(109)	(119)	(111)

Note:

1. Numbers may not add due to rounding.

Table 7: Non-financial Public Sector Operating Statement1

		2021-22	2022-23	2022-23	2023-24	2024-25	2025-26

		Outcome	Budget	Update	Projection	Projection	Projection

		$ million	$ million	$ million	$ million	$ million	$ million

	Revenue from Transactions

	Taxation revenue	19,640	18,481	18,757	19,747	20,927	22,101

	Grants revenue	34,148	35,263	36,151	39,001	38,320	38,803

	Sales of goods and services	17,960	15,519	16,737	16,611	16,648	17,041

	Interest income	2,703	2,899	2,953	3,116	3,183	3,235

	Dividend and income tax equivalent income	49	161	167	179	197	215

	Other revenue	10,984	9,744	15,561	7,810	7,678	7,366

	Total Revenue from Transactions	85,485	82,066	90,326	86,464	86,953	88,761

Less	Expenses from Transactions

	Employee expenses	30,177	32,414	32,477	33,965	35,476	36,640

	Superannuation expenses

	Superannuation interest cost	372	655	775	736	681	664

	Other superannuation expenses	3,647	3,738	3,960	4,093	4,283	4,330

	Other operating expenses	22,843	21,499	23,558	22,091	20,691	20,950

	Depreciation and amortisation	7,225	7,576	7,652	7,945	8,291	8,628

	Other interest expenses	2,905	3,228	3,199	3,759	4,236	4,824

	Grants expenses	13,167	13,601	13,306	13,874	12,680	12,004

	Total Expenses from Transactions	80,335	82,710	84,928	86,464	86,338	88,041

Equals	Net Operating Balance	5,150	(644)	5,397	(0)	615	720

Plus	Other economic flows - included in operating result	(1,119)	69	540	(53)	(418)	(391)

Equals	Operating Result	4,030	(575)	5,937	(53)	197	329

Plus	Other economic flows - other movements in equity	35,970	2,895	4,592	2,481	2,594	2,356

Equals	Comprehensive Result - Total Change In Net Worth	40,000	2,320	10,529	2,428	2,791	2,685

	KEY FISCAL AGGREGATES

	Net Operating Balance	5,150	(644)	5,397	(0)	615	720

Less	Net Acquisition of Non-financial Assets

	Purchases of non-financial assets	11,140	11,812	12,194	14,060	14,073	14,422

	Less Sales of non-financial assets	317	211	222	278	198	210

	Less Depreciation	7,225	7,576	7,652	7,945	8,291	8,628

	Plus Change in inventories	(29)	59	210	(137)	34	86

	Plus Other movements in non-financial assets	1,376	1,020	1,075	711	940	277

	Equals Total Net Acquisition of Non-financial Assets	4,945	5,104	5,606	6,411	6,558	5,948

Equals	Fiscal Balance	205	(5,749)	(208)	(6,411)	(5,943)	(5,228)

Note:

1. Numbers may not add due to rounding.

30    2022–23 BUDGET UPDATE

Table 8: General Government Sector Balance Sheet1

	2021-22	2022-23	2022-23	2023-24	2024-25	2025-26

	Outcome	Budget	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Assets

Financial Assets

Cash and deposits	1,710	757	938	858	793	727

Advances paid	1,233	1,408	1,218	1,239	1,226	1,136

Investments, loans and placements	44,135	46,267	49,018	49,412	49,898	50,749

Receivables	4,166	4,947	5,918	6,666	6,791	7,396

Equity

Investments in other public sector entities	19,980	22,455	25,105	28,579	30,817	32,264

Investments - other	165	165	166	166	166	166

Total Financial Assets	71,389	76,000	82,363	86,920	89,690	92,438

Non-financial Assets

Land and other fixed assets	282,272	254,571	288,124	294,165	300,543	306,199

Other non-financial assets	10,065	6,745	8,185	8,004	8,184	8,512

Total Non-financial Assets	292,337	261,316	296,310	302,169	308,727	314,711

Total Assets	363,726	337,316	378,673	389,089	398,417	407,150

Liabilities

Payables	5,488	4,965	5,369	5,334	5,380	5,438

Superannuation liability	22,168	24,069	21,751	21,380	20,291	19,146

Other employee benefits	9,026	9,615	9,429	9,903	10,328	10,725

Advances received	1,310	1,745	1,641	1,956	2,356	2,315

Borrowing[2]	56,764	66,459	64,067	72,799	79,977	87,075

Other liabilities	19,347	14,210	16,262	15,136	14,711	14,391

Total Liabilities	114,102	121,062	118,519	126,507	133,044	139,091

Net Worth	249,624	216,254	260,154	262,582	265,373	268,058

Net Financial Worth	(42,713)	(45,062)	(36,156)	(39,587)	(43,353)	(46,653)

Net Financial Liabilities	62,694	67,517	61,261	68,166	74,170	78,917

Net Debt	10,997	19,772	14,534	23,246	30,417	36,778
Notes:
1. Numbers may not add due to rounding.

2. Borrowing line comprised of:

Borrowing with QTC	49,000	58,853	56,408	64,937	72,161	80,358

Leases and other similar arrangements	7,671	7,385	7,566	7,768	7,722	6,624

Securities and derivatives	93	220	93	93	93	93

	56,764	66,459	64,067	72,799	79,977	87,075

Table 9: Public Non-financial Corporations Sector Balance Sheet1

	2021-22	2022-23	2022-23	2023-24	2024-25	2025-26

	Outcome	Budget	Update	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million

Assets

Financial Assets

Cash and deposits	1,162	1,162	1,241	2,132	2,511	2,765

Advances paid	1,053	1,554	1,431	1,892	2,427	2,556

Investments, loans and placements	15,926	2,914	7,666	4,775	4,040	3,813

Receivables	2,624	2,056	2,154	1,791	1,796	1,894

Equity

Investments - other	6	7	6	6	6	6

Total Financial Assets	20,770	7,693	12,499	10,596	10,780	11,034

Non-financial Assets

Land and other fixed assets	64,642	65,864	66,604	68,808	70,876	73,125

Other non-financial assets	5,926	1,396	3,056	2,205	2,017	1,957

Total Non-financial Assets	70,568	67,260	69,661	71,013	72,892	75,082

Total Assets	91,338	74,953	82,159	81,609	83,672	86,117

Liabilities

Payables	2,472	2,037	3,161	3,390	3,322	3,960

Superannuation liability	(400)	(273)	(400)	(400)	(400)	(400)

Other employee benefits	927	1,008	994	1,008	1,045	1,081

Deposits held	11	12	11	11	11	11

Advances received	22	4	21	21	20	19

Borrowing[2]	59,495	44,334	46,386	42,459	42,174	42,240

Other liabilities	11,191	7,816	9,321	8,981	9,125	9,382

Total Liabilities	73,719	54,938	59,495	55,471	55,296	56,293

Net Worth	17,619	20,014	22,664	26,138	28,376	29,823

Net Financial Worth	(52,949)	(47,245)	(46,996)	(44,875)	(44,517)	(45,259)
Net Debt	41,389	38,720	36,080	33,692	33,227	33,136

Notes:
1. Numbers may not add due to rounding.

2. Borrowing line comprised of:

Borrowing with QTC	41,851	41,700	40,677	40,366	41,078	41,512

Leases and other similar arrangements	357	326	348	405	354	304

Securities and derivatives	17,288	2,308	5,361	1,689	743	424

	59,495	44,334	46,386	42,459	42,174	42,240

32    2022–23 BUDGET UPDATE

Table 10: Non-financial Public Sector Balance Sheet1

	2021-22	2022-23	2022-23	2023-24	2024-25	2025-26

	Outcome	Budget	Update	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million

Assets

Financial Assets

Cash and deposits	2,872	1,919	2,179	2,990	3,304	3,492

Advances paid	1,216	1,404	1,200	1,319	1,393	1,425

Investments, loans and placements	60,060	49,180	56,684	54,186	53,938	54,562

Receivables	5,958	5,761	6,457	6,566	6,779	6,852

Equity

Investments in other public sector entities	2,363	2,442	2,442	2,442	2,442	2,442

Investments - other	171	172	173	173	173	173

Total Financial Assets	72,640	60,879	69,134	67,676	68,028	68,945

Non-financial Assets

Land and other fixed assets	346,914	320,434	354,728	362,973	371,418	379,323

Other non-financial assets	1,259	1,095	1,154	1,256	1,239	1,238

Total Non-financial Assets	348,173	321,530	355,882	364,228	372,657	380,561

Total Assets	420,813	382,408	425,016	431,904	440,685	449,507

Liabilities

Payables	7,182	5,811	6,969	6,889	6,951	7,019

Superannuation liability	21,768	23,796	21,351	20,980	19,891	18,746

Other employee benefits	9,953	10,623	10,423	10,912	11,374	11,806

Deposits held	11	12	11	11	11	11

Advances received	262	190	214	165	116	67

Borrowing[2]	116,252	110,786	110,446	115,251	122,144	129,308

Other liabilities	15,758	14,936	15,447	15,114	14,824	14,490

Total Liabilities	171,187	166,154	164,862	169,322	175,312	181,448

Net Worth	249,625	216,254	260,154	262,582	265,373	268,058

Net Financial Worth	(98,547)	(105,276)	(95,728)	(101,646)	(107,284)	(112,503)

Net Financial Liabilities	100,911	107,717	98,169	104,088	109,726	114,945

Net Debt	52,379	58,485	50,608	56,931	63,637	69,908

Notes:

1. Numbers may not add due to rounding.

2. Borrowing line comprised of:

Borrowing with QTC	90,851	100,553	97,084	105,303	113,239	121,870

Leases and other similar arrangements	8,028	7,711	7,914	8,173	8,076	6,928

Securities and derivatives	17,374	2,521	5,448	1,775	829	510

	116,252	110,786	110,446	115,251	122,144	129,308

Table 11: General Government Sector Cash Flow Statement1

	2021-22	2022-23	2022-23	2023-24	2024-25	2025-26

	Outcome	Budget	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Cash Receipts from Operating Activities

Taxes received	20,766	18,840	19,126	20,112	21,291	22,467

Grants and subsidies received	34,377	34,382	35,230	38,608	38,125	38,903

Sales of goods and services	6,298	6,457	6,565	6,865	6,654	6,687

Interest receipts	2,638	2,844	2,894	3,044	3,087	3,122

Dividends and income tax equivalents	1,202	788	893	1,539	1,772	1,660

Other receipts	12,472	10,866	16,749	8,873	8,478	8,515

Total Operating Receipts	77,753	74,178	81,457	79,041	79,408	81,353

Cash Payments for Operating Activities

Payments for employees	(31,739)	(34,334)	(34,719)	(36,349)	(38,020)	(39,217)

Payments for goods and services	(20,506)	(22,258)	(23,292)	(22,948)	(21,580)	(21,794)

Grants and subsidies	(13,617)	(14,293)	(14,021)	(14,439)	(13,227)	(12,573)

Interest paid	(1,441)	(1,755)	(1,682)	(2,226)	(2,682)	(3,187)

Total Operating Payments	(67,303)	(72,640)	(73,714)	(75,962)	(75,509)	(76,771)

Net Cash Inflows from Operating Activities	10,451	1,538	7,743	3,079	3,899	4,582

Cash Flows from Investments in Non-Financial Assets

Purchases of non-financial assets	(7,889)	(8,478)	(8,433)	(9,445)	(9,374)	(9,415)

Sales of non-financial assets	255	177	191	264	181	178

Net Cash Flows from Investments in Non-financial Assets	(7,635)	(8,301)	(8,242)	(9,181)	(9,193)	(9,237)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	127	(478)	(1,845)	(1,863)	(1,331)	(1,210)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(3,889)	1,321	(2,394)	(321)	(398)	(841)

Receipts from Financing Activities

Advances received (net)	(126)	900	333	317	402	(39)

Borrowing (net)	1,653	4,797	3,633	7,889	6,556	6,680

Net Cash Flows from Financing Activities	1,527	5,697	3,966	8,206	6,958	6,641

Net Increase/(Decrease) in Cash held	581	(223)	(772)	(80)	(65)	(66)

Net cash from operating activities	10,451	1,538	7,743	3,079	3,899	4,582

Net cash flows from investments in non-financial assets	(7,635)	(8,301)	(8,242)	(9,181)	(9,193)	(9,237)

Surplus/(Deficit)	2,816	(6,763)	(499)	(6,102)	(5,294)	(4,656)

Derivation of ABS GFS Cash Surplus/Deficit

Cash surplus/(deficit)	2,816	(6,763)	(499)	(6,102)	(5,294)	(4,656)

Acquisitions under finance leases and similar arrangements	(1,051)	(810)	(864)	(343)	(163)	(2)

ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	1,765	(7,573)	(1,363)	(6,445)	(5,457)	(4,658)

Note:

1. Numbers may not add due to rounding.

34    2022–23 BUDGET UPDATE

Table 12: Public Non-financial Corporations Sector Cash Flow Statement1

	2021-22	2022-23	2022-23	2023-24	2024-25	2025-26

	Outcome	Budget	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Cash Receipts from Operating Activities

Grants and subsidies received	676	831	865	665	642	639

Sales of goods and services	16,497	14,112	15,778	14,738	14,697	14,960

Interest receipts	66	56	59	71	96	113

Other receipts	235	321	363	612	310	335

Total Operating Receipts	17,474	15,319	17,065	16,086	15,745	16,047

Cash Payments for Operating Activities

Payments for employees	(2,493)	(2,641)	(2,602)	(2,756)	(2,793)	(2,848)

Payments for goods and services	(8,941)	(5,979)	(7,571)	(5,759)	(5,673)	(5,681)

Grants and subsidies	(25)	(24)	(25)	(25)	(25)	(19)

Interest paid	(1,606)	(1,610)	(1,638)	(1,666)	(1,685)	(1,769)

Other payments	(976)	(999)	(1,177)	(915)	(1,064)	(1,109)

Total Operating Payments	(14,042)	(11,253)	(13,013)	(11,120)	(11,239)	(11,427)

Net Cash Inflows from Operating Activities	3,432	4,066	4,051	4,966	4,506	4,620

Cash Flows from Investments in Non-Financial Assets

Purchases of non-financial assets	(3,134)	(3,334)	(3,773)	(4,654)	(4,742)	(5,022)

Sales of non-financial assets	63	33	31	14	18	32

Net Cash Flows from Investments in Non-financial Assets	(3,071)	(3,301)	(3,742)	(4,639)	(4,724)	(4,990)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	4	(1,017)	(539)	(530)	(620)	(219)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	899	608	(221)	472	151	(19)

Receipts from Financing Activities

Advances received (net)	(1)	(1)	(1)	(1)	(1)	(1)

Borrowing (net)	223	(415)	(1,205)	(352)	653	379

Dividends paid	(735)	(192)	(206)	(964)	(1,042)	(936)

Deposits received (net)	(1)	—	—	—	—	—

Other financing (net)	(705)	488	1,942	1,940	1,456	1,421

Net Cash Flows from Financing Activities	(1,220)	(119)	530	623	1,065	863

Net Increase/(Decrease) in Cash held	44	237	79	891	378	254

Net cash from operating activities	3,432	4,066	4,051	4,966	4,506	4,620

Net cash flows from investments in non-financial assets	(3,071)	(3,301)	(3,742)	(4,639)	(4,724)	(4,990)

Dividends paid	(735)	(192)	(206)	(964)	(1,042)	(936)

Surplus/(Deficit)	(375)	573	103	(638)	(1,261)	(1,306)

Derivation of ABS GFS Cash Surplus/Deficit

Cash surplus/(deficit)	(375)	573	103	(638)	(1,261)	(1,306)

Acquisitions under finance leases and similar arrangements	(13)	(26)	(27)	(103)	(15)	(14)

ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(388)	547	76	(741)	(1,275)	(1,320)

Note:

1. Numbers may not add due to rounding.

Table 13: Non-financial Public Sector Cash Flow Statement1

	2021-22	2022-23	2022-23	2023-24	2024-25	2025-26

	Outcome	Budget	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Cash Receipts from Operating Activities

Taxes received	20,400	18,480	18,756	19,746	20,926	22,100

Grants and subsidies received	34,390	34,392	35,251	38,627	38,151	38,908

Sales of goods and services	20,095	17,413	18,974	18,497	18,306	18,634

Interest receipts	2,698	2,896	2,949	3,112	3,179	3,231

Dividends and income tax equivalents	79	104	89	170	184	202

Other receipts	12,782	11,174	17,097	9,441	8,739	8,829

Total Operating Receipts	90,445	84,459	93,116	89,593	89,485	91,904

Cash Payments for Operating Activities

Payments for employees	(34,096)	(36,842)	(37,184)	(38,969)	(40,676)	(41,927)

Payments for goods and services	(26,697)	(25,064)	(27,485)	(25,588)	(24,198)	(24,452)

Grants and subsidies	(12,979)	(13,496)	(13,202)	(13,819)	(12,634)	(11,959)

Interest paid	(2,837)	(3,144)	(3,095)	(3,669)	(4,145)	(4,734)

Other payments	(570)	(501)	(575)	(506)	(513)	(582)

Total Operating Payments	(77,179)	(79,048)	(81,540)	(82,550)	(82,165)	(83,654)

Net Cash Inflows from Operating Activities	13,266	5,411	11,576	7,043	7,320	8,251

Cash Flows from Investments in Non-Financial Assets

Purchases of non-financial assets	(11,140)	(11,812)	(12,194)	(14,060)	(14,073)	(14,422)

Sales of non-financial assets	317	211	222	278	198	210

Net Cash Flows from Investments in Non-financial Assets	(10,823)	(11,602)	(11,972)	(13,782)	(13,874)	(14,213)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	112	(60)	(63)	(91)	(47)	(1)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(2,990)	1,929	(2,615)	151	(247)	(860)

Receipts from Financing Activities

Advances received (net)	(39)	(47)	(47)	(47)	(47)	(48)

Borrowing (net)	1,876	4,382	2,428	7,537	7,209	7,059

Deposits received (net)	(1)	—	—	—	—	—

Other financing (net)	(776)	—	—	—	—	—

Net Cash Flows from Financing Activities	1,061	4,335	2,381	7,490	7,162	7,011

Net Increase/(Decrease) in Cash held	625	13	(693)	811	314	188

Net cash from operating activities	13,266	5,411	11,576	7,043	7,320	8,251

Net cash flows from investments in non-financial assets	(10,823)	(11,602)	(11,972)	(13,782)	(13,874)	(14,213)

Surplus/(Deficit)	2,443	(6,191)	(396)	(6,739)	(6,555)	(5,962)

Derivation of ABS GFS Cash Surplus/Deficit

Cash surplus/(deficit)	2,443	(6,191)	(396)	(6,739)	(6,555)	(5,962)

Acquisitions under finance leases and similar arrangements	(1,064)	(835)	(891)	(447)	(178)	(16)

ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	1,379	(7,026)	(1,287)	(7,186)	(6,733)	(5,978)

Note:

1. Numbers may not add due to rounding.

36    2022–23 BUDGET UPDATE

ECONOMIC AND

REVENUE ASSUMPTIONS

The 2022-23 Budget Update is based in part on assumptions made about parameters, both internal and external to Queensland, which can impact directly on economic and fiscal forecasts.

The forward estimates in the 2022-23 Budget Update are framed on a no-policy-change basis. That is, the expenditure and revenue policies in place at the time of the Budget Update (including those announced in the Budget Update) are applied consistently throughout the forward estimates period.

Key economic assumptions

Key economic assumptions underpinning the 2022-23 Budget Update include:

•	International economic growth is assumed to slow significantly over the forecast horizon.

•	Interest rates are likely to continue to increase with a peak in late 2023 before starting to gradually decline thereafter.

•	Drawing on IMF analysis of Australia’s real effective exchange rate, the A$/US$ exchange rate is also assumed to trend gradually higher, reaching around US$0.75 by December 2024.

•	International borders are assumed to remain open, leading to continued recovery in travel and tourism.

•	Continued strong net interstate migration to Queensland and a rebound in international migration is assumed to return population growth to pre-COVID trends.

•	A return to more normal seasonal rainfall patterns is also assumed after the current La Nina ends.

Taxation and royalty revenue

Table 14 shows the main components of taxation and royalty revenue, and the forecast revenues for each component across the forward estimates.

Table 14: Taxation and royalty revenue1

	2021–22	2022–23	2022–23 Budget	2023–24	2024–25	2025–26

	Actual	Budget	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Payroll tax	5,001	5,242	5,460	6,002	6,292	6,609

Transfer duty	6,336	4,722	4,539	4,378	4,731	5,192

Other duties	1,963	1,989	2,122	2,212	2,307	2,406

Gambling taxes and levies	1,645	1,646	1,726	1,844	1,916	1,992

Land tax	1,633	1,773	1,773	1,998	2,246	2,341

Motor vehicle registration	2,103	2,152	2,180	2,259	2,341	2,426

Other taxes	1,330	1,318	1,328	1,421	1,460	1,502

Total taxation revenue	20,011	18,842	19,127	20,114	21,293	22,469

Royalties

Coal	7,243	5,480	10,698	3,714	3,496	3,641

Petroleum[2]	1,184	1,626	2,226	1,344	1,151	1,119

Other royalties[3]	490	538	509	510	502	509

Land rents	171	190	189	193	198	203

Total royalties and land rents	9,088	7,832	13,623	5,761	5,348	5,472

Notes:
1. Numbers may not add due to rounding.
2. Includes impact of liquefied natural gas (LNG).
3. Includes base and precious metal and other mineral royalties.

38    2022–23 BUDGET UPDATE

Royalty assumptions

Table 15 below provides the 2022-23 Budget Update assumptions regarding coal royalties, which represent the bulk of Queensland’s royalty revenue.

Table 15: Royalty assumptions

	2021–22 Actual	2022–23 Budget Update	2023–24 Projection	2024–25 Projection	2025–25 Projection

Tonnages – crown export[1] coal (Mt)	185	185	200	218	228

Exchange rate $US per $A2	0.72	0.69	0.74	0.75	0.75

Year average coal prices ($US per tonne)[3]

Hard coking	376	223	160	160	160

Semi–soft	281	211	142	129	125

Thermal	175	306	183	130	130

Year average oil price

Brent ($US per barrel)[4]	77	104	86	80	80

Notes:

1.  Excludes coal produced for domestic consumption and coal where royalties are not paid to the Government, i.e., private royalties. The 2022–23 estimate for domestic coal volume is approximately 24.4 Mt and private coal is 5.1 Mt.

2. Year average.

3.  Estimated year-average contract prices for highest quality coking and thermal coal. Lower quality coal can be sold below this price with indicative average prices for 2022–23 as follows: Hard coking US$205 per tonne and thermal US$191 per tonne.

4. Published Brent oil prices are lagged by four months to better align with royalty revenue.

Exchange rate and commodity prices and volumes

Estimates of mining royalties are sensitive to movements in the A$-US$ exchange rate and commodity prices and volumes.

Contracts for the supply of commodities are generally written in US dollars. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and, therefore, expected royalty collections.

Interest rates

The majority of General Government Sector debt is held under fixed interest rates and, therefore, the impact of interest rate variations on debt servicing costs in 2022–23 would be relatively modest, with the impact occurring progressively across the forward estimates.

KEY FISCAL AGGREGATES

Table 16: Key Fiscal Aggregates1

	2014–15	2015–16	2016–17	2017–18	2018–19	2019–20	2020–21	2021-22	2022–23	2023–24	2024-25	2025-26

	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million

General Government

Total revenue	49,970	50,780	56,194	58,087	59,828	57,778	62,791	74,185	81,227	77,776	78,014	79,506

Taxation revenue	12,598	12,547	12,919	13,244	14,165	14,585	16,249	20,011	19,127	20,114	21,293	22,469

Total expenses	49,551	50,112	53,369	56,337	58,843	63,505	63,706	69,889	76,047	78,234	77,891	79,286

Employee expenses	18,592	20,045	21,258	22,681	24,019	25,662	26,385	28,068	30,194	31,599	33,060	34,179

Net operating balance	420	668	2,825	1,750	985	(5,728)	(915)	4,296	5,180	(458)	123	220

Capital purchases	4,635	4,044	4,620	5,126	5,764	6,306	6,682	7,889	8,433	9,445	9,374	9,415

Net capital purchases	996	1,163	2,265	2,337	3,192	3,436	3,942	4,367	4,581	4,840	5,054	4,281

Fiscal balance	(576)	(495)	560	(587)	(2,207)	(9,164)	(4,857)	(71)	598	(5,298)	(4,931)	(4,061)

Borrowing with QTC	41,343	34,200	31,358	29,256	29,468	37,570	46,153	49,000	56,408	64,937	72,161	80,358

Leases and similar arrangements[2]	1,761	1,286	1,882	2,142	2,612	6,485	7,703	7,671	7,566	7,768	7,722	6,624

Securities and Derivatives	(0)	(0)	(0)	122	121	198	220	93	93	93	93	93

Net debt	5,749	654	(355)	(509)	(198)	14,036	11,344	10,997	14,534	23,246	30,417	36,778

Non-financial Public Sector

Total revenue	56,178	57,393	64,855	66,164	68,329	66,171	71,318	85,485	90,326	86,464	86,953	88,761

Capital purchases	7,811	6,852	7,291	7,643	8,460	9,482	9,877	11,140	12,194	14,060	14,073	14,422

Borrowing with QTC	73,256	71,160	69,107	66,964	67,576	76,464	85,901	90,851	97,084	105,303	113,239	121,870

Leases and similar arrangements[2]	1,802	1,316	1,882	2,142	2,612	6,977	8,157	8,028	7,914	8,173	8,076	6,928

Securities and Derivatives	175	446	895	405	720	1,503	1,570	17,374	5,448	1,775	829	510

Notes:

1. With the implementation of the latest GFS Manual (AGFS15), some categories have been restated to ensure comparability.
2. Approximately $2.2 billion increase in General Government and $2.6 billion in NFPS in 2019-20 on adoption of the new lease accounting standard AASB 16.

40    2022–23 BUDGET UPDATE

Table 17: Key Fiscal Indicators1

	2014–15	2015–16	2016–17	2017–18	2018–19	2019–20	2020–21	2021-22	2022–23	2023–24	2024-25	2025-26

	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual	Update	Projection	Projection	Projection

	%	%	%	%	%	%	%	%	%	%	%	%

General Government

Revenue/GSP	17.0	16.9	17.1	16.6	16.3	16.0	17.1	16.6	17.5	17.1	16.7	16.4

Tax/GSP	4.3	4.2	3.9	3.8	3.9	4.0	4.4	4.5	4.1	4.4	4.6	4.6

Own source revenue/GSP	9.0	9.0	8.8	8.6	8.6	8.3	8.1	8.9	9.7	8.5	8.5	8.4

Expenses/GSP	16.8	16.6	16.3	16.1	16.1	17.6	17.3	15.6	16.4	17.2	16.6	16.4

Employee expenses/GSP	6.3	6.7	6.5	6.5	6.6	7.1	7.2	6.3	6.5	6.9	7.1	7.0

Net operating balance/GSP	0.1	0.2	0.9	0.5	0.3	(1.6)	(0.2)	1.0	1.1	(0.1)	0.0	0.0

Capital purchases/GSP	1.6	1.3	1.4	1.5	1.6	1.7	1.8	1.8	1.8	2.1	2.0	1.9

Net cash inflows from operating activities/Net cash flows from investments in non-financial assets	97.5	122.9	134.2	107.0	105.5	(2.5)	0.7	136.9	93.9	33.5	42.4	49.6

Fiscal balance/GSP	(0.2)	(0.2)	0.2	(0.2)	(0.6)	(2.5)	(1.3)	(0.0)	0.1	(1.2)	(1.1)	(0.8)

Total borrowings/GSP	14.7	11.8	10.1	9.0	8.8	12.3	14.7	12.7	13.8	16.0	17.1	18.0

Total Borrowings/Revenue	86.3	69.9	59.2	54.3	53.8	76.6	86.1	76.5	78.9	93.6	102.5	109.5

Lease and other liabilities/revenue	3.5	2.5	3.3	3.7	4.4	11.2	12.3	10.3	9.3	10.0	9.9	8.3

Net debt/revenue	11.5	1.3	(0.6)	(0.9)	(0.3)	24.3	18.1	14.8	17.9	29.9	39.0	46.3

Revenue growth	7.0	1.6	10.7	3.4	3.0	(3.4)	8.7	18.1	9.5	(4.2)	0.3	1.9

Tax growth	6.4	(0.4)	3.0	2.5	7.0	3.0	11.4	23.1	(4.4)	5.2	5.9	5.5

Expenses growth	7.2	1.1	6.5	5.6	4.4	7.9	0.3	9.7	8.8	2.9	(0.4)	1.8

Employee expenses growth	4.4	7.8	6.1	6.7	5.9	6.8	2.8	6.4	7.6	4.7	4.6	3.4

Non-Financial Public Sector

Capital purchases/GSP	2.7	2.3	2.2	2.2	2.3	2.6	2.7	2.5	2.6	3.1	3.0	3.0

Total borrowings/GSP	25.6	24.2	21.9	19.9	19.3	23.5	26.0	26.0	23.8	25.3	26.1	26.7

Total Borrowings/Revenue	133.9	127.1	110.8	105.1	103.8	128.4	134.1	136.0	122.3	133.3	140.5	145.7

Net financial liabilities/revenue	125.2	127.4	111.2	111.5	114.9	158.3	142.5	118.0	108.7	120.4	126.2	129.5

Notes:

1. With the implementation of the latest GFS Manual (AGFS15), some categories have been restated to ensure comparability. GSP figures reflect 2021-22 ABS National Accounts: State Accounts.